SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.     Call to General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 24, 2019 and proposals of the Board of Directors to the Shareholders’ Meetings regarding the items in the Agenda.

Buenos Aires, September 12, 2019
SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 24, 2019

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meetings to be held on October 24, 2019.

We hereby attach:

a)	The call to General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings.

b)	The proposals of the Board of Directors to the Shareholders’ Meetings regarding the items in the Agenda.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING AND
CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS

The shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to a General Extraordinary Shareholders’ Meeting and to Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 24, 2019 at 11:00 a.m., at the corporate offices at Ave. Alicia Moreau de Justo N° 50, ground floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                Appointment of two shareholders to sign the Minutes of the Meeting.

2)                Consideration of the corporate reorganization through which Telecom Argentina (“Telecom Argentina”), as absorbing company, will merge CV Berazategui S.A.(“CV Berazategui”), Última Milla S.A. (“Última Milla”) and the split away assets from PEM S.A.U. (“PEM”) (hereinafter, the “Corporate Reorganization” or the “Reorganization”), in compliance with sections 82 and subsequent of the General Corporate  Law, sections 77 and subsequent of the Income Tax Law and the Comisión Nacional de Valores’ (“CNV”) Rules. Consideration of the Individual Special Merger Financial Statements of Telecom Argentina as from June 30, 2019 and the Consolidated Special Merger Financial Statements of Telecom Argentina, CV Berazategui, Última Milla and the split away assets of PEM as from June 30, 2019, with their respective Reports of the Supervisory Committees and of the Independent Auditors. Consider the Preliminary Merger Agreement entered into by Telecom Argentina, CV Berazategui, Última Milla and PEM on September 10, 2019. Subscription of the Final Merger Agreement. Granting authorizations to request to the regulatory entities any necessary approvals and authorizations and to perform all due submissions and procedures to obtain the corresponding registrations.

THE BOARD OF DIRECTORS

Note 1: Item 2 on the Agenda will be addressed first in the Class “A” and Class “D” Shares Special Shareholders’ Meetings and then in the General Extraordinary Shareholders’ Meeting, in accordance with the capital increase rules, pursuant to section 244 in fine.

Note 2: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is October 18, 2019 at 5 p.m.

Note 3: Within the regulatory term and at the place and time stated in Note 2, hard copies of the documents related to the Shareholders´ Meeting may be obtained, likewise such documents will be available at Telecom Argentina’s website: www.telecom.com.ar.

Note 4: Pursuant to the provisions set forth in section 22 of Chapter II, Title II of the CNV Rules, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to validate their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is “that the shareholders appoint those persons that will sign the Minutes”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is that:

i) The corporate reorganization by which Telecom Argentina, as absorbing company, will merge CV Berazategui S.A., Última Milla S.A. and the split away assets from PEM, in compliance with sections 82 and subsequent of the General Corporate Law, sections 77 and subsequent of the Income Tax Law and CNV Rules; as well as the Individual Special Merger Financial Statements of Telecom Argentina as of June 30, 2019 and the Consolidated Special Merger Financial Statements of Telecom Argentina, CV Berazategui, Última Milla and the split away assets from PEM as of June 30, 2019; the Preliminary Merger Agreement and the other documents related with the Corporate Reorganization that are detailed in item 2) of the Agenda.

ii) To delegate powers to Mr. Alejandro Alberto Urricelqui, Chairman, Mr. Mariano Marcelo Ibañez, Vice Chairman, and Mr. Damián Fabio Cassino, director, so that any of them indistinctly sign the Final Merger Agreement on behalf of Telecom Argentina.

iii) To authorize the attorneys Andrea Viviana Cerdán, Alejandra Lea Martínez, Graciela Matilde Lazzati, María Verónica Tuccio, María Lucila Romero, Eugenia Prieri Belmonte, Martín Guillermo Ríos, Lucrecia María Delfina Moreira Savino and Delfina Lynch, so that any of them acting indistinctly, request to the control agencies the necessary approvals and authorizations in order to obtain the corresponding registrations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 12, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations